INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 25, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of Vivaldi Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 8, 2018, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the Vivaldi Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.	Please explain in your written response how much the Advisor intends to invest in non-agency residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). If the Advisor expects to invest a large amount of the Fund’s assets in non-agency RMBS, CMBS and CLOs, explain in your written response how the Fund determines these investments (or some portion of these investments) are liquid. Specifically, please address the following in your response: (i) whether there are any limits on the percentage of the Fund’s net assets with respect to position sizes; (ii) what specific measures the Fund would take if it were to receive a large redemption request; (iii) the existence of an active market for the investment including number, diversity and quality of market participants; (iv) the frequency of trades or quotes for these investments including daily trading volume; (v) the volatility of trading prices; (vi) the bid ask spreads of the investments; (vii) any restrictions on trading or transferring the investments; (viii) the availability of and the advisor’s access to information on the underlying loans or mortgages; and (ix) how the Fund will be able to appropriately value these investments.

Response: The Fund’s sub-adviser, Angel Oak Capital Advisors LLC (“Angel Oak”), invests its portion of the Fund’s portfolio in non-agency RMBS and CMBS (together, “MBS”) and CLOs. Many collateralized securities trade in an active market pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”). As of December 31, 2017, the Fund’s combined holdings in non-agency MBS and CLOs totaled approximately 7% of the Fund’s net assets.

The Fund’s Advisor has engaged various Sub-Advisors to make the day-to-day investment decisions for portions of the Fund. While a Sub-Advisor makes the day-to-day investment decisions for its portion of the Fund, the Fund’s Advisor retains ultimate responsibility (subject to the Board of Trustees’ oversight) for overseeing each Sub-Advisor. In considering the liquidity of a particular security, Angel Oak considers various factors including, among other things, the trading frequency and quotes for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., whether it is registered), whether the security has been rated by a nationally recognized statistical rating organization, the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand, and the nature of any restrictions on resale.

In addition, below are the responses to the specific items noted above:

(i) Whether there are any limits on the percentage of the Fund’s net assets with respect to position sizes.

The Fund will limit the percentage of the Fund’s net assets in CLOs to 15%. Angel Oak will invest predominantly in investment grade tranches of CLOs. As a non-principal strategy (i.e., generally less than 10%), the Fund may also invest in below-investment grade (i.e., junior) rated tranches. There are no limits on the percentage of the Fund’s net assets with respect to non-agency MBS.

(ii) What specific measures the Fund would take if it were to receive a large redemption request.

The Fund will generally pay redemption proceeds in cash and if necessary will sell portfolio securities in order to raise cash. In unusual or stressed market conditions, the Fund may pay redemption requests in-kind. An in-kind redemption will be effected through a pro rata distribution of the Fund’s portfolio securities.

(iii) The existence of an active market for the investment including number, diversity and quality of market participants.

Angel Oak’s assessment of the general size and diversity of the Structured Credit markets is based on the reports published by FINRA/Interactive Data (http://tps.finra.org/idc-index.html), which summarizes the number of trades, as well as the dollar value of these transactions on a daily basis. This information was used to compute the annual averages in the table below.

$ Million	Average Daily Turnover $Volume
Year	NA-RMBS	CMBS	CLO
2017	849	1,407	257
2016	1,096	1,371	337
2015	1,253	1,447	335
2014	1,725	1,632	294
2013	1,838	1,888	284

The structured credit market is an active market, as reflected by the dollar volume of these trades. The Securities Industry and Financial Markets Association’s records show that $1.4 trillion of non-agency RMBS and CMBS was outstanding as of June 30, 2016. This was comprised of $836 billion of RMBS and $566 billion of CMBS.

The underwriters which structure, distribute, syndicate and trade CLO debt are among the largest global financial institutions, including JPMorgan, Bank of America, Citigroup, Goldman Sachs, Morgan Stanley, Wells Fargo, Deutsche Bank, Barclays, Credit Suisse and others. It is common for one firm to act as an underwriter; however, multiple market makers are involved in a CLO issue. The market makers make executable two sided markets in the CLO debt market with an eighth to a half point bid/ask spreads on sizes in the $2 million to $20 million range, depending on the issue. Other banks also have structured credit trading desks that make secondary bid/ask markets in CLO bonds after they are allocated.

CLOs and non-agency MBS are purchased by institutional investors across the spectrum including mutual funds, commercial banks, insurance companies, pension plans, money managers, hedge funds and private equity. Securities are mainly acquired through the primary offerings, from dealer inventories, or through market auctions (BWICs – bid wanted in competition).

(iv) The frequency of trades or quotes for these investments including daily trading volume.

The data published by FINRA shows that the number of executed daily transactions averages in the hundreds, as shown in the table below. The frequency of trades is higher for non-agency RMBSs, but the lower count for CMBS and CLO transactions is compensated by the larger average transaction size.

	Average Daily Number of Transactions
Year	NA-RMBS	CMBS	CLO
2017	539	312	50
2016	572	290	52
2015	657	281	42
2014	787	298	39
2013	865	303	33

$ Million	Average Daily Transaction Size
Year	NA-RMBS	CMBS	CLO
2017	1.6	4.5	5.1
2016	1.9	4.7	6.4
2015	1.9	5.2	7.9
2014	2.2	5.5	7.6
2013	2.1	6.2	8.5

(v) The volatility of trading prices.

To calculate the volatility for non-agency RMBS, CMBS and CLOs, Angel Oak uses the following indices/data series provided by Bank of America Merrill Lynch (“BAML”) in sequence:

1. The BofA Merrill Lynch US Fixed Rate Home Equity Loan Asset Backed Securities Index (R0H0)

The BofA Merrill Lynch US Fixed Rate Home Equity Loan Asset Backed Securities Index is a subset of The BofA Merrill Lynch US Fixed Rate Asset Backed Securities Index (R0A0) including all asset backed securities collateralized by home equity loans. R0A0 tracks the performance of US dollar denominated investment grade fixed rate asset backed securities publicly issued in the US domestic market. Inception date: June 30, 1991.

2. The BofA Merrill Lynch US Floating Rate Home Equity Loan Asset Backed Securities Index (R0FH)

The BofA Merrill Lynch US Floating Rate Home Equity Loan Asset Backed Securities Index is a subset of The BofA Merrill Lynch US Floating Rate Asset Backed Securities Index (R0F0) including all asset backed securities collateralized by home equity loans. R0F0 tracks the performance of US dollar denominated investment grade floating rate asset backed securities publicly issued in the US domestic market. Inception date: January 30, 1995.

3. The BofA Merrill Lynch US Fixed Rate CMBS Index

The BofA Merrill Lynch US Fixed Rate CMBS Index tracks the performance of US dollar denominated investment grade fixed rate commercial mortgage backed securities publicly issued in the US domestic market. Inception date: December 31, 1997.

4. CLO 1.0 and CLO 2.0 monthly return data provided by BAML

The data series starts from January 2008 and is based on information provided by the BAML Global Research team and Intex.

Using data from January 2008 to February 2016, Angel Oak built a blended non-agency RMBS index by weighing R0H0 and R0FH by outstanding balances by month (also provided by BAML). For CLOs, Angel Oak also weighted CLO 1.0 and CLO 2.0 prices by their respective outstanding balances to calculate overall CLO return data. The table below shows the volatility of these asset classes, as measured by annualized standard deviation using the monthly data described above:

	NA-RMBS	CLO	CMBS
Monthly	2.3%	2.8%	2.5%
Annualized	7.9%	9.9%	8.5%

To put these volatility measurements into perspective, they are lower than the annualized standard deviation exhibited by S&P500 for the same time period.

(vi) The bid ask spreads of the investments.

Shown below are historical estimated monthly average bid/ask spread for non-agency RMBS, CLO, and CMBS provided by the Fund’s primary pricing agent, PriceServe, a whole owned subsidiary of Bank of America Merrill Lynch.

Product Type	Type	15-Jun	15-Jul	15-Aug	15-Sep	Oct-15	15-Nov
NA-RMBS	%	1.46	1.46	1.46	1.46	1.46	1.46
CMBS	%	0.63	0.63	0.63	0.63	0.63	0.63
CLO		$1.02	1.02	1.02	1.02	1.04	1.04
Average		1.09	1.09	1.09	1.09	1.10	1.10

Product Type	Type	15-Dec	16-Jan	16-Feb	16-Mar	Apr-16	May-16
NA-RMBS	%	1.46	1.48	1.54	1.48	1.46	1.46
CMBS	%	0.63	0.63	0.63	0.63	0.63	0.63
CLO		$1.04	1.18	1.35	1.18	1.04	1.04
Average		1.10	1.16	1.24	1.16	1.10	1.10

(vii) Any restrictions on trading or transferring the investments.

The Fund may invest in Rule 144A securities. Securities acquired in a Rule 144A transaction are deemed to be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. As a result, these securities remain restricted until the applicable holding period expires and may only be publicly resold under Rule 144, pursuant to an effective registration statement, or in reliance on any other available exemption under the Securities Act.

In the case of securities issued pursuant to an exemption provided by Rule 144A, there are four conditions for sale that must be satisfied: (1) the sale is made only to Qualified Institutional Buyers (“QIB”) or to a purchaser that the reseller (and any person acting on its behalf) reasonably believes to be a QIB; (2) the seller must take reasonable steps to ensure that the buyer is aware that the seller may rely on Rule 144A in connection with the sale; (3) the securities offered or sold (a) when issued were not of the same class as securities listed on a U.S. national securities exchange, and (b) are not securities of an open-end investment company, unit investment trust, or face-amount certificate company this is, or is required to be, registered under the Investment Company Act of 1940; and (4) in the case of securities of an issuer that is neither an Exchange Act reporting company, or a foreign issuer exempt from reporting or a foreign government, the holder and prospective buyer must have the right to obtain from the issuer and must receive, upon request, certain information about the issuer.

          (viii)  The availability of and the advisor’s access to information on the underlying loans or other assets held by CLOs, RMBS and CMBS.

Angel Oak utilizes the following analytical systems and information sources to gain insight on the underlying loans or other assets held by non-agency RMBS, CMBS and CLOs and underlying borrowers:

System/Source	Function/Services
Intex	The Fund’s adviser mainly utilizes Intex to analyze RMBS. The system provides portfolio information for each deal and lists each underlying loan together with a variety of characteristics of each borrower (coupon, maturity, rating, industry, etc.). Intex also includes stratifications such as average ratings and spread and industry concentrations for the entire portfolio.
Yieldbook	Yieldbook offers analytical insight into an extensive range of financial products in the fixed income space including Governments, Agencies, Corporates, High Yield, Emerging Markets, Mortgages, ABS, CMBS, CMOs, and Derivatives.
TREPP	The Fund’s adviser mainly utilizes TREPP to analyze CMBS. The system provides all of the standard loan level stratification in addition to property addresses, and information on the borrower and the sponsor for each loan in the pool. Additionally, it provides updated property financials, including rent rolls, and monthly commentary from the servicers at a loan level.
LOCUS	Locus provides collateral level assumptions including ramps for prepayments, default rates, loss severity, delinquencies, etc. for non-agency deals, which are used as inputs in Intex.
Lewtan	Lewtan provides calculation of HPI Adjusted LTV and has the option to access updated FICO scores for the borrowers.

Bloomberg	For RMBS, Bloomberg provides loan level data as reported by the trustees on a monthly basis. Address information is redacted per privacy laws, but we are able to see all of the relevant borrower statistics, payment streams since origination, and collateral detail to the zip code. Additionally, all available loan stratification information is available on Bloomberg.

For CMBS, Bloomberg provides all of the standard loan level stratification in addition to property addresses, and information on the borrower and the sponsor for each loan in the pool. Additionally, it provides updated property financials, including rent rolls, and monthly commentary from the servicers at a loan level.
Monthly Trustee Reports	Monthly trustee reports are available for every deal AOCA owns. We can pull these trustee reports from the trustee website to look at underlying loan portfolios and any trading activity the manager has done.
Portfolio Analytics from Dealers	The Fund’s adviser requests and receives priced portfolios on a regular basis from dealers. In addition to pricing information, the Fund’s adviser receives a host of other portfolio analytical data.

(ix) How the Fund will be able to appropriately value these investments on a daily basis.

The Fund is able to value these investments through the use of an independent third party pricing agent, PriceServe, on a daily basis.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake